Exhibit 3.2
AMENDMENT NO. 1 TO AMENDED AND RESTATED BYLAWS
OF
NETREIT, INC.
Pursuant to ARTICLE XIII of the Amended and Restated Bylaws (the "Bylaws") of NetREIT, Inc., a Maryland corporation (the "Company"), the Bylaws of the Company have been amended as follows:
The first sentence of ARTICLE III, Section 2 of the Bylaws is deleted in its entirety and replaced with the following:
"The Corporation shall have eleven (11) directors, which number may be decreased (and subsequently increased or decreased) from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors, but the number of directors shall never be less than six (6) nor more than eleven (11), unless otherwise approved by the majority vote of the stockholders entitled to cast a majority of all the votes entitled to be cast on the matter."

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